UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

American Superconductor Corp.

(Name of issuer)

Common Share

(Title of class of securities)

030111108

(CUSIP number)

Donna M. Cochener Davis Wright Tremaine LLP 1201 Third Avenue, Suite 2200 Seattle, WA 98101 (206) 622-3150

(Name, address and telephone number of person authorized to receive notices and communications)

January 21, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 030111108	Page 2 of 12 Pages

(1)	Names of reporting persons Kevin Douglas
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A (Expiration of call option)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 657,332 (1)
	(8)	Shared voting power 7,273,684 (2)
	(9)	Sole dispositive power 657,332 (1)
	(10)	Shared dispositive power 11,078,168 (3)
(11)	Aggregate amount beneficially owned by each reporting person 11,735,500
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 22.8% (4)
(14)	Type of reporting person (see instructions) IN

(1)	Held by the KGD 2010 Annuity Trust I, of which Kevin Douglas is the trustee and beneficiary.

(2)

Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust 3,567,864 shares. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 3,705,820 shares.

(3)

Kevin Douglas has dispositive power with respect to (a) 1,175,310 shares held by James E. Douglas III, (b) 1,971,842 shares held by the Douglas Family Trust, and (c) 657,332 shares held by the MMD 2010 Annuity Trust I, of which Michelle Douglas is trustee and beneficiary, in addition to the shares listed in footnote (2) above.

(4)

Based on 51,421,143 shares of the Issuer’s common stock outstanding as of November 1, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2011 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2011.

SCHEDULE 13D

CUSIP No. 030111108	Page 3 of 12 Pages

(1)	Names of reporting persons Michelle Douglas
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A (Expiration of call option)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 657,332 (1)
	(8)	Shared voting power 7,273,684 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 7,931,016 (3)
(11)	Aggregate amount beneficially owned by each reporting person 7,931,016 (3)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.4% (4)
(14)	Type of reporting person (see instructions) IN

(1)	Held by the MMD 2010 Annuity Trust I, of which Michelle Douglas is the trustee and beneficiary.

(2)

Kevin Douglas and his wife, Michelle Douglas, hold jointly as the beneficiaries and co-trustees of the K&M Douglas Trust 3,567,864 shares. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 3,705,820 shares.

(3)	Includes shares held in the MMD 2010 Annuity Trust I in addition to the shares listed in footnote 2 above.

(4)

Based on 51,421,143 shares of the Issuer’s common stock outstanding as of November 1, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2011 filed with the SEC on November 9, 2011.

SCHEDULE 13D

CUSIP No. 030111108	Page 4 of 12 Pages

(1)	Names of reporting persons James E. Douglas III
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A (Expiration of call option)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,175,310
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,175,310 (1)
(11)	Aggregate amount beneficially owned by each reporting person 1,175,310
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.3% (2)
(14)	Type of reporting person (see instructions) IN

(1)	Kevin Douglas also has dispositive power.

(2)

Based on 51,421,143 shares of the Issuer’s common stock outstanding as of November 1, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2011 filed with the SEC on November 9, 2011.

SCHEDULE 13D

CUSIP No. 030111108	Page 5 of 12 Pages

(1)	Names of reporting persons K&M Douglas Trust (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A (Expiration of call option)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,567,864
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,567,864
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,567,864
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.9% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.

(2)

Based on 51,421,143 shares of the Issuer’s common stock outstanding as of November 1, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2011 filed with the SEC on November 9, 2011.

SCHEDULE 13D

CUSIP No. 030111108	Page 6 of 12 Pages

(1)	Names of reporting persons Douglas Family Trust (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A (Expiration of call option)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,971,842
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,971,842
(11)	Aggregate amount beneficially owned by each reporting person 1,971,842
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.8% (3)
(14)	Type of reporting person (see instructions) OO

(1)	James E. Douglas and Jean A. Douglas, husband and wife, are co-trustees.

(2)	Kevin Douglas also has dispositive power.

(3)

Based on 51,421,143 shares of the Issuer’s common stock outstanding as of November 1, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2011 filed with the SEC on November 9, 2011.

SCHEDULE 13D

CUSIP No. 030111108	Page 7 of 12 Pages

(1)	Names of reporting persons James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A (Expiration of call option)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,705,820
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,705,820
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,705,820
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.2% (3)
(14)	Type of reporting person (see instructions) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.

(2)

Based on 51,421,143 shares of the Issuer’s common stock outstanding as of November 1, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2011 filed with the SEC on November 9, 2011.

SCHEDULE 13D

CUSIP No. 030111108	Page 8 of 12 Pages

(1)	Names of reporting persons KGD 2010 Annuity Trust I (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A (Expiration of call option)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 657,332
	(8)	Shared voting power 0
	(9)	Sole dispositive power 657,332
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 657,332
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.3% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Kevin Douglas is the trustee and beneficiary.

(2)

Based on 51,421,143 shares of the Issuer’s common stock outstanding as of November 1, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2011 filed with the SEC on November 9, 2011.

SCHEDULE 13D

CUSIP No. 030111108	Page 9 of 12 Pages

(1)	Names of reporting persons MMD 2010 Annuity Trust I (1)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) N/A (Expiration of call option)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 657,332
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 657,332
(11)	Aggregate amount beneficially owned by each reporting person 657,332
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.3% (3)
(14)	Type of reporting person (see instructions) OO

(1)	Michelle Douglas is the trustee and beneficiary.

(2)	Kevin Douglas also has dispositive power.

(3)

Based on 51,421,143 shares of the Issuer’s common stock outstanding as of November 1, 2011, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2011 filed with the SEC on November 9, 2011.

SCHEDULE 13D

CUSIP No. 030111108	Page 10 of 12 Pages

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the SEC on April 6, 2011, as previously amended by the Schedule 13D/A filed with the SEC on October 7, 2022 (the “Schedule 13D”). Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment discloses the expiration on January 21, 2012 of certain call options pursuant to which the Filers had the right to purchase additional shares of common stock of the Company at a price of $60.00 per share. These options expired unexercised.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Reporting Person’s cover page.

The Filers held call options to purchase shares of common stock for the number of shares indicated below at an exercise price $60.00 per share which expired unexercised on January 21, 2012. There were no other transactions in the Stock by the Filers since 60 days before the date on the cover page of this Amendment:

September 30,
Name	Number of shares subject to expired option
K&M Douglas Trust	400,000
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	330,000
Douglas Family Trust	170,000
James E. Douglas III	100,000

SCHEDULE 13D

CUSIP No. 030111108	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2012		*Kevin Douglas
KEVIN DOUGLAS

Date: January 31, 2012		*Michelle Douglas
MICHELLE DOUGLAS

Date: January 31, 2012		*James E. Douglas III
JAMES E. DOUGLAS III

K&M DOUGLAS TRUST

Date: January 31, 2012	By:	*Kevin Douglas
Kevin Douglas
Title: Trustee

Date: January 31, 2012	By:	*Michelle Douglas
Michelle Douglas
Title: Trustee

DOUGLAS FAMILY TRUST

Date: January 31, 2012	By:	*James E. Douglas, Jr.
James E. Douglas, Jr.
Title: Trustee

Date: January 31, 2012	By:	*Jean A. Douglas
Jean A. Douglas
Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: January 31, 2012	By:	*Kevin Douglas
Kevin Douglas
Title: Trustee

Date: January 31, 2012	By:	*Michelle Douglas
Michelle Douglas
Title: Trustee

SCHEDULE 13D

CUSIP No. 030111108	Page 12 of 12 Pages

KGD 2010 ANNUITY TRUST I

Date: January 31, 2012	By:	*Kevin Douglas
Kevin Douglas
Title: Trustee

MMD ANNUITY TRUST I

Date: January 31, 2012	By:	*Michelle Douglas
Michelle Douglas
Title: Trustee

*Eileen Wheatman

By:	/s/ Eileen Wheatman
Eileen Wheatman
Attorney-in-Fact